March 27, 2009

Mr. Stephen G Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

I have read and evaluated your comments contained within your letter dated March 2, 2009.  I will respond to each of them in order.

Form 10-KSB For Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures, page 40

1. You questioned the statement “Prior to the filing of our Form 10-QSB for the second quarter of 2008, our management intends to complete an evaluation of the effectiveness of the design, maintenance and operation of our disclosure controls and procedures and to implement any corrective actions.”  Subsequent to the filing of the Form 10-KSB, management has completed its assessment of its disclosure controls and procedures as required by Item 307 of Regulations S-B and determined that its controls and procedures are designed to ensure (1) that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (2) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, to allow timely decisions regarding required disclosure.  Management determined that the controls and procedures were in place as of December 31, 2007 and that there were no significant changes to the controls subsequent to December 31, 2007.

The results of this evaluation also includes similar statements included in our Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

The filer will ensure that it updates its disclosure in its next Form 10-K filing for the year ended December 31, 2008 and any Form 10-Q filings.

2. Based on the evaluation described in 1. above, management has determined that its controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

The filer will ensure that it updates its disclosure in its next Form 10-K filing for the year ended December 31, 2008 and any Form 10-Q filings.

3. Management determined that the controls and procedures evaluated in 1. above were in effect as of the filing of the form 10-KSB for the year ended December 31, 2007 and that in addition, there were no significant changes in our internal controls or in other factors that could significantly affect those controls.

The filer will ensure that it updates its disclosure in its next Form 10-K filing for the year ended December 31, 2008 and any Form 10-Q filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

4. The filer has reviewed the Form 10-Q in question and agrees that it is missing required numbers and captions of Items.

The filer will ensure that it updates its disclosure in its future Forms 10-K and 10-Q filings.

5. The filer has reviewed the Form 10-Q in question and agrees that it is missing the disclosures required by Items 307 and 308(c) of the Regulation S-K.

The filer will ensure that its disclosure in its future Forms 10-K and 10-Q filings is in compliance with the disclosures required by Items 307 and 308(c) of the Regulation S-K.

I also acknowledge that the company is responsible for the adequacy of the disclosure in the filings.

We also acknowledge that stuff comments or changes to disclosure in response to stuff comments do not foreclose the Commission or any person from taking any action with respect to the filling

And we may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

All corrections will be made on a prospective basis as per discussion with Ms. Tamara Tangen of your office.  Should the filer need to amend any of the Forms 10-KSB or 10-Q noted above, the filer will also correct the disclosure deficiencies identified in your letter.

Sincerely,

/s/ Ronny Yakov

Mr. Ronny Yakov,

President and Interim Chief Financial Officer